Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

October 29, 2014 and the Prospectus dated October 29, 2014

Registration No. 333-199655

October 29, 2014

CCOH SAFARI, LLC

(To be assumed by CCO Holdings, LLC and CCO Holdings Capital Corp. if the Escrow Release occurs)

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Terms Applicable to the Notes

Trade Date:	October 29, 2014

Settlement Date:	November 5, 2014 (T+5)

Underwriters:	Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Macquarie Capital (USA) Inc.
RBC Capital Markets, LLC
RBS Securities Inc.
SunTrust Robinson Humphrey, Inc.
UBS Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Use of Proceeds:	If the Acquisition Transactions are consummated, we intend to use the proceeds of this offering to fund a portion of the costs and expenses in connection with the Acquisition Transactions.

Distribution:	SEC Registered (Registration No. 333-199655)

Listing:	None

Terms Applicable to 5.500% Senior Notes due 2022 (the “2022 Notes”)

Aggregate Principal Amount:	$1,500,000,000

Title of Securities:	5.500% Senior Notes due 2022

Final Maturity Date:	December 1, 2022

Issue Price:	100.000%, plus accrued interest, if any

Coupon:	5.500%

Yield to Maturity:	5.500%

Interest Payment Dates:	December 1 and June 1

Record Dates:	November 15 and May 15

First Interest Payment Date:	December 1, 2014

Gross Proceeds:	$1,500,000,000

Underwriting Discount:	1.125%, subject to credit

Net Proceeds to the Issuers before Estimated Expenses:	$1,483,125,000

Optional Redemption:	If the Escrow Release Date occurs, on or after December 1, 2017, the Issuers may redeem all or a part of the 2022 Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount of 2022 Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 1 of the years indicated below:

Year	Percentage
2017	104.1250%
2018	102.7500%
2019	101.3750%
2020 and thereafter	100.0000%

From and after the Escrow Release Date and at any time and from time to time prior to December 1, 2017, the Issuers may also redeem the outstanding 2022 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on such 2022 Notes to the redemption date, plus the Make-Whole Premium.

Optional Redemption with Equity Proceeds:	Following the Escrow Release Date and at any time prior to December 1, 2017, the Issuers may, on any one or more occasions, redeem up to 40% of the 2022 Notes at a redemption price equal to 105.500% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.

CUSIP/ISIN Numbers:	CUSIP: 14987E AA5

ISIN: US14987EAA55

Change of Control:	101%

Terms Applicable to 5.750% Senior Notes due 2024 (the “2024 Notes”)

Aggregate Principal Amount:	$2,000,000,000

Title of Securities:	5.750% Senior Notes due 2024

Final Maturity Date:	December 1, 2024

Issue Price:	100.000%, plus accrued interest, if any

Coupon:	5.750%

Yield to Maturity:	5.750%

Interest Payment Dates:	December 1 and June 1

Record Dates:	November 15 and May 15

First Interest Payment Date:	December 1, 2014

Gross Proceeds:	$2,000,000,000

Underwriting Discount:	1.125%, subject to credit

Net Proceeds to the Issuers before Estimated Expenses:	$1,977,500,000

Optional Redemption:	If the Escrow Release Date occurs, on or after December 1, 2019, the Issuers may redeem all or a part of the 2024 Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount of 2024 Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 1 of the years indicated below:

Year	Percentage
2019	102.8750%
2020	101.9167%
2021	100.9583%
2022 and thereafter	100.0000%

From and after the Escrow Release Date and at any time and from time to time prior to December 1, 2019, the Issuers may also redeem the outstanding 2024 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on such 2024 Notes to the redemption date, plus the Make-Whole Premium.

Optional Redemption with Equity Proceeds:	Following the Escrow Release Date and at any time prior to December 1, 2017, the Issuers may, on any one or more occasions, redeem up to 40% of the 2024 Notes at a redemption price equal to 105.750% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.

CUSIP/ISIN Numbers:	CUSIP: 14987E AB3

ISIN: US14987EAB39

Change of Control:	101%

Additional Changes to the Preliminary Prospectus Supplement

The aggregate principal amount of Notes to be issued in the offering increased from $1,500,000,000 to $3,500,000,000. This amount will reduce the assumed amount to be funded under the CCO Credit Facilities as reflected under the column “Principal Amount Pro Forma As Adjusted” on page S-32 of the Preliminary Prospectus Supplement by $2,000,000,000.

The disclosure in the Preliminary Prospectus Supplement set forth under the heading “Prospectus Supplement Summary—Financing Transactions” on page S-4 will be revised to reflect that commitments for incremental term loan facilities will be further reduced by $3,500,000,000 (instead of $1,500,000,000) at the closing of this offering.

All other “pro forma” and “as adjusted” information in the Preliminary Prospectus Supplement is amended to reflect the foregoing.

The second paragraph on Page S-52 of the Preliminary Prospectus Supplement under the heading “Description of Notes—Reporting” is amended by inserting “(or other Person which, directly or indirectly, owns 100% of the outstanding common equity interests of the Issuers)” after each reference to “Parent” contained therein.

The sections of the Preliminary Prospectus Supplement set forth on pages S-36 and S-37 of the Preliminary Prospectus Supplement under the headings “Description of Notes—Escrow of Proceeds; Escrow Conditions” and “Description of Notes—Special Mandatory Redemption are deleted and replaced with the following:

“Escrow of Proceeds; Escrow Conditions

Safari II will enter into an escrow agreement (as amended, supplemented or modified from time to time, the “Escrow Agreement”) with U.S. Bank National Association, as escrow agent (in such capacity, together with its successors, the “Escrow Agent”) and the Bank of New York Mellon Trust, N.A., as trustee (in such capacity, together with its successors, the “Trustee”). Pursuant to the Escrow Agreement, on the Issue Date, Safari II will deposit the gross proceeds of the offering of the Notes sold on the Issue Date into an escrow account (the “Escrow Account”) and Safari II will also deposit (or cause to be deposited) to the Escrow Account an amount of cash that, when taken together with the proceeds of the offering of the Notes deposited into the Escrow Account, will be sufficient to fund a Special Mandatory Redemption (as defined below) of each series of the Notes on the first scheduled interest payment date for the Notes, if a Special Mandatory Redemption were to occur on such date (collectively, and together with any other property from time to time held by the Escrow Agent in the Escrow Account including any additional deposit, the “Escrowed Property”). No later than November 24, 2014 (the “First Additional Deposit Date”) and May 25, 2015 (the “Second Additional Deposit Date”; each of the First Additional Deposit Date and the Second Additional Deposit Date is sometimes referred to herein as an “Additional Deposit Date” ) Safari II will be required to deposit an additional amount (an “Additional Deposit Amount”) that, together with the amount of Escrowed Property on deposit in the Escrow Account on such date, will be sufficient to (i) in the case of the First Additional Deposit Date, pay all scheduled interest payments through and including June 1, 2015 and (ii) without duplication, fund a Special Mandatory Redemption on (x) in the case of the First Additional Deposit Date, June 1, 2015 and (y) in the case of the Second Additional Deposit Date, the fourth business day after November 5, 2015.

The Escrowed Property will be held in the Escrow Account until the earliest of (i) the date on which the Issuers deliver to the Escrow Agent the Officer’s Certificate referred to in the third succeeding paragraph and (ii) the Special Mandatory Redemption Date determined pursuant to “—Special Mandatory Redemption” below; provided, that, if an interest payment date in respect of the Notes occurs prior to the Escrow Release or a Special Mandatory Redemption Date, then, on such interest payment date, a portion of the Escrowed Property in an amount equal to the amount of accrued and unpaid interest from the Issue Date or the most recent interest payment date, as applicable, shall be released from the Escrow Account by the Escrow Agent and paid to the Trustee for payment to Holders in accordance with the Indenture.

Safari II will grant the Trustee, for its benefit and the benefit of the Holders of the Notes, subject to certain liens of the Escrow Agent, a first-priority security interest in the Escrow Account and all deposits and investment property therein (to the extent of Safari II’s rights therein) to secure the payment of the Special Mandatory Redemption Price (as defined below); provided, however, that such lien and security interest shall automatically be released and terminate at such time as the Escrowed Property is released from the escrow on the Escrow Release Date. The Escrow Agent will invest the Escrowed Property in such Eligible Escrow Investments as the Issuers may from time to time direct in writing.

Prior to the Escrow Release Date, the Notes will be secured by a pledge by Safari II of the Escrow Account and Safari II’s rights to the Escrowed Property. The Escrow Agreement shall provide for the Escrow Agent to release a portion of the Escrowed Property in an amount equal to the amount of accrued and unpaid interest from the Issue Date or the most recent interest payment date, as applicable, prior to the Escrow Release in order to satisfy the interest payment obligations in respect of the Notes under the Indenture as set forth under “—Principal, Maturity and Interest.”

Other than in connection with the payment of a semi-annual interest payment as set forth under “—Principal, Maturity and Interest” and pursuant to the second preceding paragraph, Safari II will only be entitled to direct the Escrow Agent to release Escrowed Property (in which case the Escrowed Property will be paid to or as directed by Safari II) (the “Escrow Release”) upon delivery to the Escrow Agent, on or prior to the date on which a Special Mandatory Redemption Event (as defined below) has occurred, an Officer’s Certificate, certifying that the following conditions have been or, substantially concurrently with the release of the Escrowed Property, will be satisfied (the date of the Escrow Release is hereinafter referred to as the “Escrow Release Date”): (A) Safari II shall have been merged into CCO Holdings and the Issuers shall have, pursuant to a supplemental indenture to the Indenture, assumed all obligations of Safari II in respect of the Notes, (B) all conditions precedent to the consummation of the Acquisition Transactions will have been satisfied or waived in accordance with the terms of the Acquisition Agreement (other than those conditions that by their terms are to be satisfied substantially concurrently with the consummation of the Acquisition Transactions) and (C) the Escrowed Property will have been used to consummate the Acquisition Transactions; provided that the terms of the Acquisition Agreement shall not have been amended, modified, consented to or waived and the Acquisition Agreement shall not have been terminated on or prior to the Escrow Release Date except for such amendments, consents or waivers that are not materially adverse to CCI, the Issuers or any of their subsidiaries (after giving effect to the consummation of the Acquisition Transactions), taken as a whole, or to the Holders of the Notes (it being understood that any reduction in the purchase price of, or consideration for, the Acquisition Transactions are not materially adverse to the interests of the Holders of the Notes). The Escrow Release shall occur promptly upon satisfaction of the conditions set forth above. Upon the occurrence of the Escrow Release, the Escrow Account shall be reduced to zero and the Escrowed Property shall be released in accordance with the direction of Safari II.

Special Mandatory Redemption

If (i) the Escrow Agent has not received the Officer’s Certificate described above under “—Escrow of Proceeds; Escrow Conditions,” on or prior to November 5, 2015, (ii) Safari II notifies the Escrow Agent and the Trustee in writing that the Issuers will not pursue the consummation of the Acquisition Transactions and that the Acquisition Agreement has been terminated in accordance with its terms, or (iii) Safari II fails to deposit any Additional Deposit Amount on or prior to the applicable Additional Deposit Date to timely deposit (each of the above, a “Special Mandatory Redemption Event”), then the Escrow Agent shall, without the requirement of notice to or action by Safari II, the Trustee or any other Person, liquidate and release the Escrowed Property (including investment earnings thereon and proceeds thereof) to the Trustee and the Trustee shall apply (or cause a paying agent to apply) such proceeds to redeem the Notes (the “Special Mandatory Redemption”) on the fourth business day following the Special Mandatory Redemption Event (the “Special Mandatory Redemption Date”) or as otherwise required by the applicable procedures of DTC, at a redemption price (the “Special Mandatory Redemption Price”), equal to 100% of the issue price of the Notes, plus accrued and unpaid interest from the Issue Date or the most recent date to which interest has been paid or duly provided for on the Notes, as the case may be, to, but excluding, the Special Mandatory Redemption Date. On the Special Mandatory Redemption Date, the Trustee will pay to Safari II any Escrowed Property in excess of the amount necessary to effect the Special Mandatory Redemption.”

The Issuers and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers and the guarantor have filed with the SEC for more complete information about the Issuers, the guarantor and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov.